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                             July 18, 2022

       Haim Ratzabi
       Chief Financial Officer
       Jeffs' Brands Ltd
       3 Hanechoshet Street
       Tel Aviv, Israel
       6971068

                                                        Re: Jeffs' Brands Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed July 14, 2022
                                                            File No. 333-262835

       Dear Mr. Ratzabi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2022 letter.

       Amendment No. 4 to Registration Statement on Form F-1

       General

   1. Please refer to Exhibits 5.1 and 5.2. Please have counsel file updated legal opinions. In this regard, we note
that the composition of the registered units has changed (i.e. the number of included
warrants) and the maximum aggregate offering amount has increased from $53,543,750 to
$62,456,250. Please have counsel revise each opinion as applicable, and please consider
opining on the total number of each of the securities being registered as opposed to the total
offering amount.
 Haim Ratzabi
FirstName  LastNameHaim    Ratzabi
Jeffs' Brands Ltd
Comapany
July        NameJeffs' Brands Ltd
     18, 2022
July 18,
Page   2 2022 Page 2
FirstName LastName
       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Angela Gomes